FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2003

HOLMES FINANCING (No 5) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	360,186	23,996,843
Replenishment	12,397	945,000
Repurchased	(6,860)	(502,818)
Redemptions	(10,858)	(758,273)
Losses	(22)	(15)
Capitalised Interest	0	2,675
Other Movements	0	0
Carried Forward	354,843	23,683,412

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	617,594	44,182,239
Repurchased	(170,766)	(11,981,130)
Redemptions	(206,871)	(14,929,755)
Losses	(305)	(668)
Capitalised Interest	0	13,512
Other Movements	0	0
Carried Forward	354,843	23,683,412

	Period CPR	Annualised CPR	
1 Month	5.32%	84.20%	**(including
			redemptions
3 Month	16.14%	83.47%	and
12 Month	65.22%	65.22%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	35.77	months
Weighted Average Loan size	£66,743.35	
Weighted Average LTV	76.07%	*** (see below)
Weighted Average Remaining Term	18.72	Years

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	9,378,631	39.60%
Fixed Rate	4,322,223	18.25%
Tracker Rate	9,982,558	42.15%
	23,683,412	100.00%

As at 8th October 2003 approximately 7% of the loans were flexible loans

Mortgage Standard Variable Rate

Effective Date	Rate
01 August 2003	5.54%
01 March 2003	5.79%
01 November 2002	5.94%

Geographic Analysis

Region	Number	£000's	%
East Anglia	13,875	850,172	3.59%
East Midlands	18,846	1,068,621	4.51%
Greater London	60,305	5,220,124	22.04%
North	14,823	720,989	3.04%
North West	40,630	2,109,700	8.91%
Scotland	21,119	1,125,099	4.75%
South East	92,476	7,368,392	31.11%
South West	27,476	1,798,392	7.59%
Wales	17,842	883,701	3.73%
West Midlands	24,285	1,380,097	5.83%
Yorkshire and Humberside	22,221	1,100,266	4.65%
Unknown	945	57,859	0.24%
Total	354,843	23,683,412	100.00%

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	7,300	295,823	1.25%
25.01 - 50.00	43,910	2,415,720	10.20%
50.01 - 75.00	103,926	7,435,865	31.40%
75.01 - 80.00	19,293	1,417,619	5.99%
80.01 - 85.00	24,883	1,895,116	8.00%
85.01 - 90.00	52,484	4,053,128	17.11%
90.01 - 95.00	103,047	6,170,141	26.05%
Total	354,843	23,683,412	100.00%

*** The balance is the current outstanding balance on the account
   including accrued interest. The LTV is that at origination and
   excludes any capitalised high loan to value fees, valuation fees
   or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	343,619	22,995,499	(3,130)	97.12%
1.00 - 1.99 months	7,398	455,295	3,435	1.92%
2.00 - 2.99 months	1,698	102,270	1,455	0.43%
3.00 - 3.99 months	810	46,797	962	0.20%
4.00 - 4.99 months	443	28,106	733	0.12%
5.00 - 5.99 months	274	16,144	519	0.07%
6.00 -11.99 months	475	27,146	1,313	0.11%
12 months and over	51	3,126	275	0.01%
Properties in Possession	75	3,190	277	0.01%
Total	354,843	23,677,573	5,839	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which
is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,060,023	9,936,820
Replenishment of Assets	0	945,000
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,261,091)
Allocation of Losses	(9)	(6)
Share of Capitalised Interest	1,568	1,107
Payment Re Capitalised Interest	(1,568)	1,568
Balance Carried Forward	14,060,014	9,623,398
Carried Forward Percentage	59.36651%	40.63349%
Minimum Seller Share	947,336	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	896,660
Additional Amounts Accumulated	9
Payment of Notes	0
Carried Forward	896,669
Target Balance	896,646 payable on 15th October 2003

Liquidity Facilities

	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/07/03	0.4620%
Quarter to 15/04/03	0.6113%
Quarter to 15/01/03	0.5960%
Quarter to 15/10/02	0.5892%

Holmes Financing No 5 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/07/2003	£229,932,855.00	£56,890,739.99
Required Amount as at 15/07/2003	£350,000,000.00	£160,929,823.00
Percentage of Notes	1.63%	0.40%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	61	2,732
Repossessed in Period	27	1,652
Sold in Period	(13)	(917)
Carried Forward	75	3,467

	Cumulative	
	Number	£000's
Repossessed to date	392	20,000
Sold to date	(317)	(16,533)
Carried Forward	75	3,467

Repossession Sales Information

Average time Possession to Sale	79 Days
Average arrears at time of Sale	£3,183

MIG Claim Status

	Number	£000's
MIG Claims made	172	1,280
MIG Claims outstanding	9	85

Average time claim to payment	35

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger

The Seller has not suffered an Insolvency Event

The Seller is still the Servicer

The Outstanding Principal balance is in excess of £21 billion

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q4	-	-	-	-	-	-	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 5 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated



Expected Redemption of Class A Notes
Holmes 1
Holmes 2
Holmes 3
Holmes4
Holmes 5
Holmes 6
Holmes 7
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
04Q4
05Q4
07Q4
10Q4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 22 October, 2003   **By / s / Natalie Weedon**
                    (Authorised Signatory)